UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Leafwire, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 19, 2019

Physical address of issuer
3476 West 33rd Avenue, Denver, CO 80211

Website of issuer
https://www.leafwire.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 26, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$368,837	$107,274
Cash & Cash Equivalents	$363,287	$107,274
Accounts Receivable	$5,550	N/A
Short-term Debt	$212,673	$163,381
Long-term Debt	$280,680	N/A
Revenues/Sales	$111,012	$6,581
Cost of Goods Sold	$20,763	$15,081
Taxes Paid	N/A	N/A
Net Income	($657,803)	($639,506)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 10, 2020

Leafwire, Inc.



Up to $1,070,000 of Crowd Notes

Leafwire, Inc. ("Leafwire", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 26, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $893,680 under the Combined Offerings (the "Closing Amount") by February 26, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 19, 2021 will be permitted to increase their subscription amount at any time on or before February 26, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 19, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 26, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.leafwire.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/leafwire

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Leafwire, Inc. is a Delaware C-Corporation, formed on June 19, 2019.

The Company is located at 3476 West 33rd Avenue, Denver, CO 80211.

The Company's website is https://www.leafwire.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/leafwire and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$500
Offering deadline	February 26, 2021
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's ability to grow its business depends on laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. Burdensome regulations could slow or stop further development of the cannabis industry, which could have the impact of dampening growth of the cannabis industry. Further, FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could also negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. As a company that supports the cannabis industry, the changes in regulations could make it difficult for the Company to grow as desired.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $1,384,989 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

The Company has engaged in related party transactions. During the years ended December 31, 2019 and 2018, the Company had transactions with various related parties for various operating expenses for $320,880 and $211,225 respectively, including $161,218 and $101,740 that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

The Company had accrued payables with related parties as of December 31, 2019 and 2018 for $32,809 and $31,938 respectively. As of December 31, 2019 and 2020, the Company has issued convertible notes payable to related parties for cash proceeds of $90,000 and $0 respectively.

During the years ended December 31, 2019 and 2018, the Company issued convertible promissory notes for cash proceeds of $190,680 and $0, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature on November 13, 2021. See Exhibit B Note 5 for more detail on conversion mechanics. The Company recognized interest expense of $1,924 and $0 during the years ended December 31, 2019 and 2018, respectively.

The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $44,345 in cash balances as of December 7, 2020. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's management holds a below-market ownership stake in the Company given its stage.
Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D.
$390,680 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on November 13, 2019. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the

long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 15%, or based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
We built Leafwire to provide a safe place for the cannabis business community to connect, share news, promote events, find employees and just simply network.

Business Plan
We built Leafwire because the cannabis industry needed a safe, cannabis-focused platform to connect, share news, promote events, find employees and just simply network. Our goal is to build Leafwire to be a Linkedin-like platform for the cannabis and hemp business community.

Leafwire is a 'Freemium' model where members can join for free and choose to pay for some of Leafwire's premium features including advertising in our emails, advertising on the platform, Marketplace Listings, job posts and premium monthly subscriptions.

The cannabis business community has embraced Leafwire and we've generated significant traction over the last 2 years.

Member Growth - Since Jan. 2019, our member base has grown by 700%, with a current base of more than 36,000 members (as of Oct. 2020)

Engagement - Since Jan. 2019, our Monthly Active Users has grown by 400%, with a current level of more than 25,000 (as of Oct. 2020)

Revenue - Since Feb. 2019 (first month of meaningful revenue in our current revenue stream), our monthly revenue has grown by 500% reaching $25,000+ in Oct. 2020.

As part of our company roadmap, Leafwire intends to:
- Focus significant efforts on growing the Leafwire Job Board
- Launch Leafwire Premium, the premium level of monthly membership
- Add a ticketing functionality to our Events Tab to allow companies to create and manage events via Leafwire
- Build a Leafwire mobile app to provide all of Leafwire's existing functionalities, but also function as an Events App that conference organizers could use when hosting events. Leafwire members could then network with people, not just at home, but while at events and schedule in-person meetings via the Leafwire App
- Add a 'Vouching' functionality where members can recommend companies by 'Vouching' for them and members can see how many 'Vouches' a company has and even see who has 'Vouched' for them

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.62% of the proceeds, or $77,026, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Customer Acquisition	25%	25%	25%
Technical Development	25%	25%	25%
Additional Sales Staff	25%	25%	25%
General Operations	25%	25%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Peter Vogel	Chief Executive Officer	CEO of Leafwire; Responsible for Sales, Marketing, Strategic Planning and Management. Leafwire Board Member
Marc Marin	Chief Operating Officer	COO of Leafwire; Responsible for Technical Development Oversight, Strategic Planning and Management

Marion Mariathasasn	Founding Investor and Board Member	Founder and Chairman of Ceylon Solutions; CEO of cannabis compliance company, Simplifya. Leafwire Board Member.
Alain Bankier	Founding Investor and Board Member	Leafwire Board Member.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common A	13,228	YES	NO	N/A	56.1%	
Common B	1,750	NO	NO	N/A	7.4%	
Common C	3,132	NO	NO	N/A	13.3%	
Preferred Series Seed	5,475	YES	YES	N/A	23.2%	

The Company has the following debt outstanding:
None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Marion Mariathasan, Alain Bankier, and Peter Vogel.

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Leafwire, Inc. ("the Company") was incorporated on July 30, 2019 under the laws of the State of Delaware and is headquartered in Denver, Colorado. The Company was originally formed as Leafwires, LLC, a limited liability company, which organized on September 21, 2016, and subsequently converted to a C-corporation on July 30, 2019. The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $44,345 in cash on hand as of December 7, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	April 2018	4(a)(b)	Common Equity	$190,000	Working Capital
Seed	August 2019	4(a)(b)	Preferred Equity	$950,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $893,680 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2019 and 2018, the Company had transactions with various related parties for various operating expenses for $320,880 and $211,225 respectively, including $161,218 and $101,740 that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

The Company had accrued payables with related parties as of December 31, 2019 and 2018 for $32,809 and $31,938 respectively. As of December 31, 2019 and 2020, the Company has issued convertible notes payable to related parties for cash proceeds of $90,000 and $0 respectively. The notes carry the same provisions as those disclosed in Note 5 below.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: There is a software development company, Ceylon Solutions LLC, owned by two directors and shareholders of the Company, which provides software development services to the Company.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Peter Vogel
(Signature)

Peter Vogel
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Vogel
(Signature)

Peter Vogel
(Name)

CEO, principal executive officer, principal financial officer, controller and/or principal accounting officer
(Title)

December 10, 2020
(Date)

/s/Marc Marin
(Signature)

Marc Marin
(Name)

Chief Operating Officer
(Title)

December 10, 2020
(Date)

/s/Marion Mariathasasn
_____
(Signature)

Marion Mariathasasn
_____
(Name)

Board of Directors
_____
(Title)

December 10, 2020
_____
(Date)

/s/Alain Bankier
_____
(Signature)

Alain Bankier
_____
(Name)

Board of Directors
_____
(Title)

December 10, 2020
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



LEAFWIRE, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

LEAFWIRE, INC.

Years Ended December 31, 2019 and 2018

Table of Contents



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Leafwire, Inc.
c/o Peter Vogel, Chief Executive Officer

We have reviewed the accompanying financial statements of Leafwire, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

December 4, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

LEAFWIRE, INC.

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 363,287	$ 107,274
Accounts receivable, net	5,550	-
Total current assets	368,837	107,274
Total assets	$ 368,837	$ 107,274
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	7,615	34,447
Accounts payable - related parties	32,809	31,938
Accrued payroll and related costs	170,325	96,996
Accrued interest	1,924	-
Total current liabilities	212,673	163,381
Convertible notes payable, net	190,680	-
Convertible notes payable, net - related parties	90,000	-
Total liabilities	493,353	163,381
Commitments and contingencies	-	-
Members' equity	-	(56,107)
Stockholders' equity		
Preferred stock, 5,470 and 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	6	-
Common stock series A, 13,228 and 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	13	-
Common stock series B, 1,750 and 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	2	-
Common stock series C, 3,132 and 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	3	-
Additional paid-in capital	1,260,449	-
Accumulated deficit	(1,384,989)	-
Total stockholders' equity	(124,516)	(56,107)
Total liabilities and stockholders' equity	$ 368,837	$ 107,274

See independent accountants' review report and accompanying notes to the financial statements.

LEAFWIRE, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue, net		
Advertising	$ 95,173	$ 6,581
Subscriptions	15,839	-
Total revenue	111,012	6,581
Cost of services	20,763	15,081
Gross profit	90,249	(8,500)
Operating expenses		
Payroll and payroll related expenses	249,055	268,833
Advertising and marketing	186,280	12,343
Computer and software	185,365	116,637
General and administrative	34,115	115,440
Contractors	26,975	32,793
Legal and professional fees	23,899	18,318
Insurance	18,691	28,510
Commissions	11,714	-
Equity compensation expense	4,394	31,739
Rent	5,640	6,393
Total operating expenses	746,128	631,006
Loss from operations	(655,879)	(639,506)
Other Expense		
Interest expense	1,924	-
Net loss before income taxes	(657,803)	(639,506)
Provision for income taxes	-	-
Net loss	$ (657,803)	$ (639,506)

See independent accountants' review report and accompanying notes to the financial statements.

LEAFWIRE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Members' Equity		**Preferred Stock**		**Common Stock Series A**		**Common Stock Series B**		**Common Stock Series C**		Additional Paid-in Capital	Accumulated earnings	Total Stockholders' Equity
	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance on December 31, 2017	2867	$ (2,680)		$ -		$ -		$ -		$ -	$ -	$ -	$ (2,680)
Issuance of units for cash	9,361	554,340	-	-	-	-	-	-	-	-	-	-	554,340
Issuance of units for services	5,882	31,739	-	-	-	-	-	-	-	-	-	-	31,739
Net loss	-	(639,506)	-	-	-	-	-	-	-	-	-	-	(639,506)
Balance on December 31, 2018	18,110	(56,107)	-	-	-	-	-	-	-	-	-	-	(56,107)
Issuance of units for cash	2,652	125,000	-	-	-	-	-	-	-	-	-	-	125,000
Vesting of units	-	4,394	-	-	-	-	-	-	-	-	-	-	4,394
Conversion form LLC to C-Corp	(20,762)	(73,287)	2,647	3	13,228	13	1,750	2	3,132	3	800,452	(727,186)	-
Issuance of shares for cash	-	-	2,823	3	-	-	-	-	-	-	459,997	-	460,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	(657,803)	(657,803)
Balance on December 31, 2019	-	$ -	5,470	$ 6	13,228	$ 13	1,750	$ 2	3,132	$ 3	$ 1,260,449	$ (1,384,989)	$ (124,516)

See accountants' review report and accompanying notes to the financial statements.

LEAFWIRE, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (657,803)	$ (639,506)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Equity based compensation	4,394	31,739
Changes in operating assets and liabilities:		
Accounts receivable	(5,550)	-
Accounts payable	(26,832)	34,447
Accounts payable - related parties	871	31,938
Accrued payroll and related costs	73,329	88,788
Accrued interest	1,924	-
Net cash used by operating activities	(609,667)	(452,594)
Cash flows from financing activities		
Proceeds from the issuance of membership units	125,000	554,340
Proceeds from issuance of preferred stock	460,000	-
Proceeds from the issuance of convertible notes	190,680	-
Proceeds received from issuance of convertible notes - related parties	90,000	-
Net cash provided by financing activities	865,680	554,340
Net increase in cash and cash equivalents	256,013	101,746
Cash and cash equivalents, beginning	107,274	5,528
Cash and cash equivalents, ending	$ 363,287	$ 107,274
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Noncash transactions:		
Conversion of membership units to stock	$ 800,473	$ -

See accountants' review report and accompanying notes to the financial statements.

5

LEAFWIRE, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Leafwire, Inc. ("the Company") was incorporated on July 30, 2019 under the laws of the State of Delaware and is headquartered in Denver, Colorado. The Company was originally formed as Leafwires, LLC, a limited liability company, which organized on September 21, 2016, and subsequently converted to a C-corporation on July 30, 2019. The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Between May 2014 and December 2016, the FASB issued several Accounting Standards Updates (each, an "ASU" and collectively, "ASUs") on Revenue from Contracts with Customers (Topic 606). These ASUs supersede nearly all existing revenue recognition guidance under current GAAP and requires an entity to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This standard was adopted on January 1, 2018 and the Company elected to use the modified retrospective transition method which requires application of ASU 2014-09 to uncompleted contracts at the date of adoption. The adoption of the ASUs under 2014-09 did not have a material impact on the financial statements.

Effective January 1, 2019, the Company records revenue from contracts with customers in accordance with ASC Topic 606, "Revenue from Contracts with Customers." Under ASC 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Significant judgment is necessary when making these determinations.

The Company records revenue primarily from two sources: (1) advertising in the Company's emails and on their website and (2) subscriptions to the Company's online marketplace and job listings. The performance obligation related to advertising contracts is the inclusion of the agreed upon advertisement in the contracted media. These contracts may contain multiple advertisements to be run at multiple times over a given period and are settled at the time the advertisement is run. The performance obligation related to subscription contracts is the providing of access to the Company's online marketplace and job listings. This performance obligation is settled over time and is recognized ratably over the subscription period. The Company intends to also begin to recognize revenue for job placement services and will recognize this revenue upon placement.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $186,280 and $14,943 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

On July 30, 2019, the Company converted from an LLC to C-corporation and all income taxes prior to the conversion flowed through to the members of the LLC. The federal net operating loss carryforward from conversion through December 31, 2019 is subject to an 80% limitation on taxable income, do not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	**2018**
Deferred tax asset:		
Net operating loss carryforward	$ 76,052	$ -
Total deferred tax asset	76,052	-
Valuation allowance	(76,052)	-
	$ -	$ -

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), ("ASU 2016-02"). The purpose of ASU 2016-02 is to provide financial statement users a better understanding of the amount, timing, and uncertainty of cash flows arising from leases. The adoption of ASU 2016-02 will result in the recognition of a right-of-use asset and a lease liability for most operating leases. New disclosure requirements include qualitative and quantitative information about the amounts recorded in the financial statements. ASU 2016-02 requires a modified retrospective transition by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective with the option to elect certain practical expedients. Early adoption is permitted. ASU 2016-02 is effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial position and results of operations.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13 ("ASU 2016-13") "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to certain available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes result in earlier recognition of credit losses. ASU 2016-13 is effective for nonpublic business entities from January 1, 2023.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 4, 2020, the date these financial statements were available to be issued.

During 2020, the Company issued $110,000 of convertible note payables. The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature two years from the date of issuance. These outstanding notes may be converted upon the occurrence of the following conversion events:

1. In the event the Company issues and sells shares of its Preferred Stock to investors through an equity financing arrangement, and pursuant to which the Company receives total cash proceeds of at least $1,000,000, on or before the date on which the Company makes payment to noteholders based on demand on any outstanding principal amount and accrued and unpaid interest, the outstanding amounts on the notes shall, effective as of the consummation of the initial closing of such financing, automatically convert into a number of shares of Preferred Stock equal to the quotient obtained by dividing the aggregate amount of then-outstanding principal and accrued and unpaid interest on the note, by the Conversion Price. The issuance of the Preferred Stock pursuant to the conversion of this Note shall be made upon and subject to the same terms and conditions applicable to the issuance of the Preferred Stock sold to the investors in the equity financing. The Conversion Price the lower of: (i) the product obtained by multiplying (a) a Discount Multiplier of 0.85 by (b) the highest cash price per share paid by investors purchasing Preferred Stock in the equity financing; and (ii) the quotient obtained by dividing (a) the valuation cap of $8 million, by (b) the aggregate number of shares of common stock outstanding immediately prior to the initial closing of the equity financing.

2. In the event the Company enters into a Sale of the Company prior to the conversion or payment in full of this Note, then (i) the Company will give note holder at least five (5) days' prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such sale of the Company, in full satisfaction of the Company's obligations under the note, the Company will pay, or cause to be paid, to note holder an amount equal to the greater of: (i) the aggregate amount of outstanding principal and accrued and unpaid interest on the Note (as of immediately prior to the closing of the applicable sale of the Company); and (ii) the amount note holder would have been entitled to receive in connection with the applicable sale of the Company if the aggregate amount of outstanding principal and accrued and unpaid interest on the note (as of immediately prior to the closing of the applicable sale of the Company) had been converted into shares of Common Stock immediately prior to the closing of the applicable sale of the Company at a conversion price equal to the quotient obtained by dividing (a) $8 million, by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the closing of such sale of the Company.

During 2020, the Company executed a promissory note pursuant to the Paycheck Protection Program (PPP) as authorized by the CARES Act enacted by the Congress of the United States. The total proceeds received was $41,750 and amounts not forgiven pursuant to the provisions of the PPP will become due in 2022 and will carry interest at 1% per annum. The Company expects the full amount of principal to be forgiven.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,384,989 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2019 and 2018, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company had transactions with various related parties for various operating expenses for $320,880 and $211,225 respectively, including $161,218 and $101,740 that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

The Company had accrued payables with related parties as of December 31, 2019 and 2018 for $32,809 and $31,938 respectively. As of December 31, 2019 and 2020, the Company has issued convertible notes payable to related parties for cash proceeds of $90,000 and $0 respectively. The notes carry the same provisions as those disclosed in Note 5 below.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2019 and 2018, the Company issued convertible promissory notes for cash proceeds of $190,680 and $0, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature on November 13, 2021. These outstanding notes may be converted upon the occurrence of the following conversion events:

1. In the event the Company issues and sells shares of its Preferred Stock to investors through an equity financing arrangement, and pursuant to which the Company receives total cash proceeds of at least $1,000,000, on or before the date on which the Company makes payment to noteholders based on demand on any outstanding principal amount and accrued and unpaid interest, the outstanding amounts on the notes shall, effective as of the consummation of the initial closing of such financing, automatically convert into a number of shares of Preferred Stock equal to the quotient obtained by dividing the aggregate amount of then-outstanding principal and accrued and unpaid interest on the note, by the Conversion Price. The issuance of the Preferred Stock pursuant to the conversion of this Note shall be made upon and subject to the same terms and conditions applicable to the issuance of the Preferred Stock sold to the investors in the equity financing. The Conversion Price the lower of: (i) the product obtained by multiplying (a) a Discount Multiplier of 0.85 by (b) the highest cash price per share paid by investors purchasing Preferred Stock in the equity financing; and (ii) the quotient obtained by dividing (a) the valuation cap of $8 million, by (b) the aggregate number of shares of common stock outstanding immediately prior to the initial closing of the equity financing.

2. In the event the Company enters into a Sale of the Company prior to the conversion or payment in full of this Note, then (i) the Company will give note holder at least five (5) days' prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such sale of the Company, in full satisfaction of the Company's obligations under the note, the Company will pay, or cause to be paid, to note holder an amount equal to the greater of: (i) the aggregate amount of outstanding principal and accrued and unpaid interest on the Note (as of immediately prior to the closing of the applicable sale of the Company); and (ii) the amount note holder would have been entitled to receive in connection with the applicable sale of the Company if the aggregate amount of outstanding principal and accrued and unpaid interest on the note (as of immediately prior to the closing of the applicable sale of the Company) had been converted into shares of Common Stock immediately prior to the closing of the applicable sale of the Company at a conversion price equal to the quotient obtained by dividing (a) $8 million, by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the closing of such sale of the Company.

The Company recognized interest expense of $1,924 and $0 during the years ended December 31, 2019 and 2018, respectively.

Future minimum principal payments, including notes issued subsequent to the balance sheet, are as follows for the years ended December 31:

2020	$ -
2021	390,680
2022	-
2023	-
2024	-

NOTE 6 – COMMON STOCK

At December 31, 2019 the Company has three classes of common stock: Class A, Class B, and Class C. The Company had 25,000, 5,000, and 5,000 authorized $0.001 par value shares of Class A, Class B, and Class C common stock, respectively. There were no authorized or issued and outstanding shares of common stock at December 31, 2018. On the date the Company converted from an LLC to a C-corporation the Company converted outstanding membership units into the following:

- 13,228 shares of Class A common stock
- 1,750 shares of Class B common stock
- 3,132 shares of Class C common stock.

Class B and Class C common shares do not participate in voting matters and have distribution hurdles of $1,000,000 and $3,000,000, respectively.

NOTE 7 – PREFERRED STOCK

At December 31, 2019, the Company has 5,000 authorized $0.001 par value shares of preferred stock. There were not authorized or issued and outstanding shares of preferred stock at December 31, 2018. On the date the Company converted from an LLC to a C-corporation the Company converted outstanding membership units into 2,647 shares of preferred stock.

During the year ended December 31, 2019, the Company issued 2,823 shares of preferred stock for cash proceeds of $460,000.

NOTE 8 – MEMBERS' EQUITY

During the years ended December 31, 2019 and 2018, prior to conversion to a C-corporation, the Company issued membership units of 2,652 and 9,361 for cash proceeds of $125,000 and $554,340, respectively. During the year ended December 31, 2019, the Company issued 5,882 membership units for services. The membership units were subject to vesting schedules that resulted in equity-based compensation in the years ended December 31, 2019 and 2018 of $4,394 and $31,739, respectively. At December 31, 2019, there was unrecognized compensation cost of $10,764. On June 12, 2019, the Company converted from an LLC to a C-corporation and outstanding membership units of 20,762 into preferred and common stock of the Company. See Note 6 and Note 7.

NOTE 9 – CONCENTRATIONS

At December 31, 2019, 84% of accounts receivable is due from two customers. At December 31, 2018, the Company did not have an accounts receivable balance. For the years ended December 31, 2019 and 2018, approximately 65% and 21% of revenue were derived from one and two customers, respectively.

EXHIBIT C
PDF of SI Website



Website: www.leafwire.com

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Leafwire

An online platform for the cannabis and hemp business community to connect, share news, promote events, find jobs and network

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$500	**$8,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST IN LEAFWIRE

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Leafwire is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

> Member base has grown by over 700% since January 1, 2019, to a current size of 36,100+ members

> Members have sent 710,000+ Connection Requests to other Leafwire Members since launch

> 2020 YTD revenue is over $196k (as of October 2020), representing a 75%+ increase from full-year 2019 (unaudited)

> Members have created 15,000+ Company Profiles on the platform

> Job board features 1,000+ open Cannabis and Hemp jobs

Fundraise Highlights

> Total Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security
  Type   : Crowd Note

> Valuation Cap: US $8,000,000

> Target Minimum Raise Amount: US $893,680

> Offering Type: Side by Side Offering

We built Leafwire to provide a safe place for the cannabis business community to connect, share news, promote events, find employees and just simply network.

We built Leafwire because the cannabis industry needed a safe, cannabis-focused platform to connect, share news, promote events, find employees and just simply network. Our goal is to build Leafwire to be a Linkedin-like platform for the cannabis and hemp business community.

Leafwire is a 'Freemium' model where members can join for free and choose to pay for some of Leafwire's premium features including advertising in our emails, advertising on the platform, Marketplace Listings, job posts and premium monthly subscriptions.

The cannabis business community has embraced Leafwire and we've generated significant traction over the last 2 years.

Member Growth - Since Jan. 2019, our member base has grown by 700%, with a current base of more than 36,000 members (as of Oct. 2020)

Engagement - Since Jan. 2019, our Monthly Active Users has grown by 400%, with a current level of more than 25,000 (as of Oct. 2020)

Revenue - Since Feb. 2019 (first month of meaningful revenue in our current revenue stream), our monthly revenue has grown by 500% reaching $25,000+ in Oct. 2020.

As part of our company roadmap, Leafwire intends to:

- Focus significant efforts on growing the Leafwire Job Board
- Launch Leafwire Premium, the premium level of monthly membership
- Add a ticketing functionality to our Events Tab to allow companies to create and manage events via Leafwire
- Build a Leafwire mobile app to provide all of Leafwire's existing functionalities, but also function as an Events App that conference organizers could use when hosting events. Leafwire members could then network with people, not just at home, but while at events and schedule in-person meetings via the Leafwire App
- Add a 'Vouching' functionality where members can recommend companies by 'Vouching' for them and members can see how many 'Vouches' a company has and even see who has 'Vouched' for them

Pitch Deck


Leafwire
ONLINE PLATFORM FOR THE CANNABIS AND HEMP BUSINESS COMMUNITY
Connecting Cannabis Industry Professionals, Job-Seekers, Investors, Entrepreneurs and Service Providers in the Rapidly Growing Cannabis Economy
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Gallery



Montel Williams Interviews Leafwire CEO, Peter Vogel 1



Media Mentions

Forbes      **BENZINGA**

The Team

Founders and Officers



Peter Vogel
CEO

Technology entrepreneur and co-founder of multiple startups in fin-tech and online marketing in positions ranging from CEO,Co-founder to General Manager. 20 years of experience with multiple fund raises in varied sectors, with a successful exit in the digital marketing space.



Marc Marin
COO

Successful serial entrepreneur and co-founder of multiple startups in the online gaming, consumer marketing and fin-tech industries. Marin has decades of experience managing tech teams, developing products and has built customer bases of millions of users, across several companies.



Marion Mariathasasn
FOUNDING INVESTOR AND BOARD MEMBER

Founder and Chairman of Ceylon Solutions; CEO of cannabis compliance company, Simplifya; Tech investor; Tech entrepreneur with multiple exits and 16 years of experience starting and operating companies.



Alain Bankier
FOUNDING INVESTOR AND BOARD MEMBER

Served as CEO of Manischewitz Company; Managing Director of BNP Paribas, Co-founder of New York Angels Investment Group; Serial entrepreneur, advisor, and active early-stage investor.

Key Team Members



Scott Wollaston

Michael Kelley

Notable Advisors & Investors

Jim Cacioppo

Tahira Rematullah

Christian Sederberg

Jake Litke

Doug Hannah

Jeff Maters

Brian Vicente

Reid Valfer

Jeanne M. Sullivan

Finnegan Faldi

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed

Round size:	US $1,500,000
Minimum investment:	US $500
Target Minimum:	US $893,680

Key Terms

Security Type:	Crowd Note
Conversion discount:	15.0%
Valuation Cap:	US $8,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Similar Investments Under Different Forms	Convertible notes purchased using the form attached as Exhibit A of the Crowd Note shall count towards the Company's current round and the target minimum. Such notes may be senior to and have different terms from the Crowd Note. Additionally, these investors would vote as a separate series of notes, and may amend their note separately from the Crowd Note.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Leafwire has set an overall target minimum of US $893,680 for the round, Leafwire must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Leafwire's Form C.
Regulation CF cap:	While Leafwire is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Customer Acquisition
Technical Development
Additional Sales Staff
General Operations

If Maximum Amount Is Raised

Customer Acquisition
Technical Development
Additional Sales Staff
General Operations

Investor Perks

**** Holiday Special****

If you invest before Jan. 1, 2021, you will automatically be bumped up and receive the Perks Tier **ABOVE** the amount you invested!

Market Like a Master: Marketplace Listings are a great way to promote your product or service to the cannabis business community.

Tiers:

Network Like a Pro: Leafwire's Premium Monthly Subscription will be launched in 2021 and intends to have enhanced messaging capability, enhanced search abilities, in addition to other enhanced networking features and tools.

$750-$999: 6 months of Promotion in Leafwire's Marketplace ($300 Value) or 6 months of Leafwire's Premium Subscription ($240 Value)

$1,000-$1,499: 9 months of Promotion in Leafwire's Marketplace ($450 Value) or 9 months of Leafwire's Premium Subscription ($360 Value)

$1,500-$2,499: 12 months of Promotion in Leafwire's Marketplace ($600 Value) or 12 months of Leafwire's Premium Subscription ($480 Value)

$2,500-$4,999: 12 months of Featured Promotion in Leafwire's Marketplace ($2,400 Value) or 24 months of Leafwire's Premium Subscription ($960 Value)

$5,000-$9,999: 12 months of Featured Promotion in Leafwire's Marketplace ($2,400 Value) AND 24 months of Leafwire's Premium Subscription ($960 Value)

$10,000-$24,999: Lifetime membership to Leafwire's Premium Subscription

$25,000-$49,999: Lifetime membership to Leafwire's Premium Subscription plus 3 personal introductions to any of Leafwire's Investors and Partners

$50,000-$99,999: Lifetime membership to Leafwire's Premium Subscription plus 5 personal introductions to any of Leafwire's Investors and Partners

$100,000+: Lifetime membership to Leafwire's Premium Subscription plus 10 personal introductions to any of Leafwire's Investors and Partners

(Marketplace Listings must be applicable to the cannabis and hemp industries and must be approved prior to publication. Base Listings are $50/month and Premium Listings are $199 per month, but pricing is subject to change. We expect the Premium Monthly Subscription to be offered at a cost of $40/month, but pricing is subject to change.)

Perks must be claimed within 60 days of company outreach. Company will send an email at the end of the campaign to confirm Investor Perks.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Leafwire's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	Seed

Round Size	US $190,000		Round Size	US $950,000
Closed Date	Apr 12, 2018		Closed Date	Aug 16, 2019
Security Type	Common Equity		Security Type	Preferred Equity

Market Landscape



U.S. Cannabis Retail Sales Estimates

Cannabis Industry:

The cannabis industry has been growing quickly and each year more and more states legalize the recreational and/or medical use of cannabis. According to MJBizDaily: 'US retail marijuana sales on pace to rise 40% in 2020, near $37 billion by 2024'.

The cannabis industry as a whole has had significant momentum:

- 5 states just voted to legalize cannabis (either recreational or medical)
- Massachusetts just reported it has seen more than a billion dollars of cannabis sales, generating $200 million in taxes
- 68% of Americans now support legalization, the highest % ever, as reported by a recent Gallup poll

Target Market:

Leafwire's target market is anyone who interacts with any sector of the cannabis industry. Our members include both plant-touching companies and non-plant touching companies. Plant-touching companies are those that are licensed by the state to grow cannabis, process it, and sell it. But Leafwire also targets all of the other non-plant touching companies who provide any type of service to the industry, ranging from real estate, packaging, HR, payment processing, legal, advertising, investing, and more...

Competition:

We believe that there are currently no other business networks in the cannabis industry of any scale that would pose a competitive risk to Leafwire. The few that exist have been in business for 5+ years and have never scaled (see Alexa stats).

Alexa Global Ranking:

- Leafwire - 58,171 (founded 2016)
- GrowersNetwork.org - 271,050 (founded 2016)
- MJLink - 871,5491 (founded 2013)

The largest players in the Cannabis B2B space are the primary cannabis news outlets and conference organizers. These are companies such as:

- MJBizDaily
- Green Entrepreneur

- Cannabis Business Times

- Ganjapreneur

You can see more further description of these B2B news outlets on the Market Landscape Slide within the deck.

Risks and Disclosures

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's ability to grow its business depends on laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. Burdensome regulations could slow or stop further development of the cannabis industry, which could have the impact of dampening growth of the cannabis industry. Further, FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could also negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. As a company that supports the cannabis industry, the changes in regulations could make it difficult for the Company to grow as desired.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $1,384,989 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

The Company has engaged in related party transactions. During the years ended December 31, 2019 and 2018, the Company had transactions with various related parties for various operating expenses for $320,880 and $211,225 respectively, including $161,218 and $101,740 that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

The Company had accrued payables with related parties as of December 31, 2019 and 2018 for $32,809 and $31,938 respectively. As of December 31, 2019 and 2020, the Company has issued convertible notes payable to related parties for cash proceeds of $90,000 and $0 respectively.

During the years ended December 31, 2019 and 2018, the Company issued convertible promissory notes for cash proceeds of $190,680 and $0, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature on November 13, 2021. See Exhibit B Note 5 for more detail on conversion mechanics. The Company recognized interest expense of $1,924 and $0 during the years ended December 31, 2019 and 2018, respectively.

The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $44,345 in cash balances as of December 7, 2020. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D. $390,680 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on November 13, 2019. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
› 🗀 Financials (2 files)	Sep 24, 2020	Folder
› 🗀 Fundraising Round (1 file)	Sep 24, 2020	Folder
› 🗀 Investor Agreements (1 file)	Sep 24, 2020	Folder
› 🗀 Miscellaneous (4 files)	Sep 24, 2020	Folder

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Be the first to post a comment or question about Leafwire.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.



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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Leafwire

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Leafwire. Once Leafwire accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Leafwire in exchange for your securities. At that point, you will be a proud owner in Leafwire.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Leafwire has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Leafwire does not plan to list these securities on a national exchange or another secondary market. At some point Leafwire may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Leafwire either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Leafwire's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Leafwire's Form C. The Form C includes important details about Leafwire's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



ONLINE PLATFORM FOR THE CANNABIS AND HEMP BUSINESS COMMUNITY

Connecting Cannabis Industry Professionals, Job-Seekers, Investors, Entrepreneurs and Service Providers in the Rapidly Growing Cannabis Economy

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE PROBLEM

Cannabis industry professionals need a cannabis-focused business platform where they can:

- Connect
- Share news
- Promote events
- Find employees
- Find investors

The STIGMA is real



in

68% of Cannabis Industry Professionals DON'T include complete, detailed information about their cannabis jobs or experience on their LinkedIn profile. *



Many social media platforms regularly **delete** or **cancel** cannabis company accounts.

* Based on a recent Leafwire Survey of members who use Linkedin, conducted on 9/17/20.

THE SOLUTION



We built Leafwire

Online platform dedicated to the Cannabis and Hemp Industries. Our aim was to build a LinkedIn-type platform where members can:

❯ Create a Personal Profile

❯ Share Industry News

❯ Connect With Industry Professionals

❯ Promote Industry Events

❯ Look for Cannabis jobs on our new Job Board with ~1,100 Jobs

❯ Find Investors or Business Partners



Leafwire is simply a SAFE place for the Cannabis community to come together and network.

4

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Brand Ambassador, Field Marketing
Green Thumb Industries - Chicago, IL, United States - 11/22/2019
About Green Thumb Industries:Green Thumb Industries (GTI), a national cannabis consumer packaged goods company and retailer, is dedicated to providing dignified access to cannabis while giving back to the communities in which they serve. GTI manufactures and distributes a portfolio of branded cannabis products including Rythm, Dogwalkers, The Feel Collection, incredibles and Beboe, among others. The company also owns and operates rapidly growing national retail cannabis stores called Rise™ an...
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Harvest Health and Recreation - Tempe, Arizona, United States - 11/22/2019
At Harvest, we are in the business of improving people's lives. We bring our purpose to life by creating life-enhancing experiences in the communities we serve, navigating our business lines with excellence, and dedicating ourselves to shaping the future of cannabis as a leading healthcare solution. As a team that connects, enlightens, and empowers, Harvest is looking for people who are inspired by our vision and wish to grow with us as we continue our national expansion. If you too would lik...
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Legalization has opened up the recreational cannabis market in Canada, and the global demand for medical cannabis continues to expand. In this exciting new environment, Canopy Growth's mission is to be the No. 1 cannabis company in the world. We're looking for incredible people to join us on the journey. The Company With millions of square feet of licensed cannabis production and operations spanning five continents, Canopy Growth Corporation ("Canopy Growth") is the largest legal producer of ...
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NECANN ONline
Leafwire Member Offer: Use Code: LEAFWIRE to save 30% on registration ($45 full price, $31.50 with discount).
Investment
Technology
Cultivation
Marketing
Science
Sep 14th, 11:00 AM - Sep 16th, 4:30 PM Eastern Time
SEP 15
Cannabis Conference
Hemp
Technology
Cultivation
Science
Advocacy
Sep 15th, 9:00 AM - 5:00 PM Eastern Time
SEP 15
CannaTech Hemp Global Deep Dive
Investment
Hemp
Technology
Sep 15th, 12:00 PM - Sep 16th, 5:00 PM Eastern Time
SEP 15
Mississippi Medical Marijuana Initiative Briefing
Advocacy
Medical
Sep 15th, 3:00 PM - 3:30 PM Eastern Time
SEP
Sensi Connects Michigan Virtual Speed Networking
Sep 16th, 6:00 PM - 7:30 PM Eastern Time

100%
Cannabis and Hemp Events

Ticketing **COMING SOON,**
In addition to promoting industry events, Leafwire will soon be offering a Ticketing feature, to create a one-stop shop for event organizers

Leafwire Members Get Special Discounts on Virtual and In-person Events

TRACTION



36,100+
Registered Members



700,000+
Connection Requests Sent
40% of Requests Accepted



$25K
Monthly Revenue*
(as of Oct. 2020)

*unaudited

TOTAL MEMBERS - 36,000+, 700% Growth

In 18 Months, Leafwire's Member Base has grown by **7X**, from **4,300+** to **36,100+**



Total Members

61%
Marketing Spend Cut*

*Even though Leafwire cut marketing spend by 61% to conserve cash during the pandemic, membership continued to grow by 600 to 1,000 new members a month. From Jan. 1 , 2019 to Oct. 31,2020, Leafwire grew from 4,361 Members to more than 36,100.

MONTHLY ACTIVE USERS - 400% GROWTH

In 18 Months, Leafwire's Monthly Active Users (unique visitors) has grown by **400%**, from

5,000 to 25,000

'28 Day Active Users' (or Monthly Active Users) is the # of unique people who visited Leafwire during each 28 day period.



28 Day Active Users

Data recorded and reported by Google Analytics.

THREE LIVE REVENUE STREAMS

Leafwire is a 'Freemium' Model where members join for free and pay for premium features such as Advertising in our emails, Monthly Listings in the Marketplace, Job Board Listings, among other services.



Advertising: Web And Newsletter

$500-$10,000

Per Package

*72% of Revenue



Marketplace

$50

Month

*17% of Revenue



Job Placements

$5,000

Per Placement

*11% of Revenue

* % of Revenue each revenue stream represented over the three month time period of Jun. 1 - Aug. 31

MONTHLY REVENUE

Since Feb. 2019 (our first month of meaningful revenue in our current revenue streams), Leafwire's Monthly Revenue has grown **5X** from

$4,163 to $25,300/month

2019/2020 Monthly Revenue

$25K
Monthly Revenue*

$300K+
Annual Run Rate



30000
25000
20000
15000
10000
5000
0
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct.
Pandemic Impact
Email Ads
GreenPages
Job Board
Flowerhire

*Leafwire's Monthly Revenue has remained consistent for the last few months even though we've cut our Marketing budget by 61% and the pandemic has decreased expected revenue from the Job Board and FlowerHire revenue streams, as many companies have completely cut or limited new hires. We expect this to turn around dramatically in Q1.

THREE FUTURE REVENUE STREAMS

These additional revenue streams will be launched over the next 6 months.

Leafwire will continue to introduce new business services as the platform evolves.



Education Certification

$50

Commission Per Class

Launching Oct. 2020



Job Postings

$80/job

Month

*Launching Jan. 2021



Premium Subscriptions

$45

Month

Launching April 2021

* Leafwire's Job Board is currently live, but most jobs are currently being posted as Free Trials, in order to generate scale and also because fewer companies are posting jobs during the pandemic. We expect to start generating increased revenue from the Leafwire Job Board in Q1 of 2021.

5 YEAR FINANCIAL PROJECTIONS

FINANCIAL SUMMARY	2019	2020	2021	2022	2023
Revenue					
Advertising	$ 111,013	$ 230,283	$ 343,120	$ 940,674	$ 2,363,146
Premium Subscription	-	-	100,424	2,179,355	9,794,574
Jobs	-	32,581	441,289	2,445,296	7,895,846
Total Revenue	**111,013**	**262,864**	**884,833**	**5,565,325**	**20,053,566**
Y-Y Growth Rate	1587%	137%	237%	529%	260%
COGS	20,763	48,507	176,989	533,439	1,238,770
Gross Margin	**90,249**	**214,357**	**707,844**	**5,031,887**	**18,814,796**
GM %	81%	82%	80%	90%	94%
S&M	192,742	150,686	673,864	2,151,334	3,884,049
R&D	193,317	266,805	349,200	882,620	1,721,950
G&A	360,068	216,727	592,300	1,493,257	2,010,826
Total Opex	746,128	634,218	1,615,364	4,527,212	7,616,825
EBITDA	**(655,878)**	**(419,861)**	**(907,520)**	**504,675**	**11,197,971**
EBITDA Margin %	-590.8%	-159.7%	-102.6%	9.1%	55.8%
Interest Expense	1,924	24,737	45,000	-	-
Taxes	-	-	-	255,615	2,867,957
Net Income	**$ (657,802)**	**$ (444,598)**	**$ (952,520)**	**$ 249,060**	**$ 8,330,014**

DISCLAIMER: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

MANAGEMENT TEAM



Peter Vogel
CEO

Technology entrepreneur and co-founder of multiple startups in fin-tech and online marketing in positions ranging from CEO, Co-founder to General Manager. 20 years of experience with multiple fund raises in varied sectors, with a successful exit in the digital marketing space.



Marc Marin
COO

Successful serial entrepreneur and co-founder of multiple startups in the online gaming, consumer marketing and fin-tech industries. Marin has decades of experience managing tech teams, developing products and has built customer bases of millions of users, across several companies. Marin has had a successful exit in the digital marketing space.



Scott Wollaston
Fractional CFO (part-time)

Seasoned CFO / Advisor: 20+ years of corporate finance and financial operations in early-stage to mid-cap companies with private and public equity, debt and M&A transactions expertise, with an entrepreneurial mindset.

.

Marketing/Development (Outsourced)



Ceylon Solutions
Sri Lankan Dev Team

15 years of development experience with more than 50 developers on staff in three offices. Ceylon Solutions has been creating technical solutions for the cannabis industry since 2016.

Get Hybrid Social
Social Media Management

Get Hybrid Social is cannabis-centric Social Media Management Agency with expertise in social media consulting, branding, packaging, marketing strategy and competitive analysis.

Design Kush
Design Agency

Design Kush helps cannabis businesses grow the strength of their brand by providing highly functional digital solutions paired with elegant design.

.

FOUNDING PARTNERS / ADVISORS



Alain Bankier
Board Member

Former CEO of Manischewitz Company, Former Managing Director of North American M&A at BNP-Paribas, Co-founder of New York Angels investing group. Alain is a serial entrepreneur, advisor, and active early stage investor with a heavy emphasis on the Cannabis Industry over most of the last decade.



Marion Mariathasan
Board Member

Founder and Chairman of Ceylon Solutions and CEO of Simplifya, the Cannabis industry's leading compliance solution. Marion is a serial tech entrepreneur who has founded, invested or advised over a dozen companies.



Jeanne Sullivan
Advisor

Jeanne is a long-time tech investor, now tuned Cannabis investor and advisor. Currently Jeanne serves as Chief Investment Officer of the Arcview Collective Fund and on the team of the Arcview Group, with more than $270 Million invested in Cannabis companies. Formerly Jeanne was a co-founder of New York based VC firm, StarVest Partners



Finnegan Faldi
Advisor

Finnegan is a serial entrepreneur and Angel Investor with decades of experience with technology startups, media and mobile app technology. Currently he serves as President of The Americas at TeamViewer and formerly as Chief Business Officer of AppThis.



Brian Vicente
Advisor

Founding member of Vincente Sederberg law firm and integral part of Gov. Hickenlooper's Amendment 64 implementation team. Well known and respected in the cannabis industry nationwide for his legislative work in cannabis and long-time advocacy.



Reid Valfer
Advisor

Seasoned Angel Investor and serial entrepreneur with expertise in media, data analytics and technology. Currently Reid is CFO at SecureCircle and was recently Chief Client Delivery Officer at Chicago-based Rise Interactive

MARKET LANDSCAPE

	Green Entrepreneur	Cannabis Business Times	MJBizDaily	Ganjapreneur	Leafwire
Cannabis Focus	✓	✓	✓	✓	✓
* Average Time on Site	2:51	3:36	2:30	4:57	10:57
Cannabis Job Board				Very limited. 3 jobs posted in the last 3 months.	✓
Cannabis Job Calendar		✓	✓	✓	✓
Cannabis Directory				✓	✓
Has a Social Network					✓
Ability to Send Messages					✓

* Average time on site as measured by alexa.com over last 6 months. 3/15/20 - 9/15/20



7X
Member Growth*

4X
Engagement Growth*

5X
Revenue Growth*

~1,100
Current Cannabis &
Hemp Jobs Posted

* Measured from the period of January/February 2019 to October 2020

THE FUTURE IS VERY BRIGHT



Even during the pandemic with record setting unemployment:

- Leafwire has maintained member growth while cutting costs
- We've continued to keep revenue consistent and even started to increase in recent months
- We've launched multiple revenue streams and created new partnerships

TESTIMONIALS - ADVERTISERS

"Leafwire has been a dependable media platform and one of our go-to marketing sources for more than a year."

Jenna Romo
Marketing Director, Dama Financial

"We're always looking to engage with promising businesses in the cannabis and hemp industries—whether for investment or for our educational events. Leafwire's audience of passionate cannabis professionals is exactly who we look to connect with."

Celia Daly
Marketing Manager, Canopy Boulder

"We had a 6X return on our investment with Leafwire in 2 days. It was a no-brainer for us."

Paul Shockley
Co-founder, Cannabiscope

"Leafwire has now been a Media Partner for 2 years running and delivers a consistent audience of true cannabis professionals and innovators, just the type of audience we love to see at our annual New West Summit events."

Jim Mcalpine
Founder, New West Summit

TESTIMONIALS - MEMBERS

"Leafwire is becoming my go-to networking crossroads!"

Robert Funk
Eco Logic Dry Kilns

"I'm recommending your platform to everyone I know in the industry that hasn't already joined!"

Chris Elsworth
Natural State Medicinals

"Why I LOVE Leafwire! Since joining I've reached out to over 200+ businesses and individuals on Leafwire and have made 100+ connections already."

Daniel Thompson
420A3

"It seems like at least once a day I either talk to someone or hear someone mention your company…"

Christopher Miller
General Counsel, Missouri



THANK YOU

EXHIBIT E
Video Transcript

Exhibit E – Leafwire Video Transcripts

Leafwire How-To
https://www.youtube.com/watch?v=X9PXvanKVls&feature=emb_title
Hi, my name is Peter Vogel, I'm the CEO and Co-founder of Leafwire and I wanted to take a few minutes to show you around our site. Leafwire is the platform we built to serve the needs of the cannabis and hemp business communities.

Our members include everyone from cannabis-growers, to dispensary workers, to CBD brands to shipping companies, HR companies, companies that make lighting, lawyers, fertilizer companies, companies that make labels, and even cannabis investors -- really anyone that is involved in the business of cannabis or hemp is someone who should be on Leafwire.

When you go to Leafwire, you can create your profile with just a few easy questions about professional experience, location, and your current job. You also click on any of our video testimonials and hear from real Leafwire Members as to why people love Leafwire and how they use it as part of their daily work routine.

I've already joined, obviously, so I'm going to go ahead and click on to my account.

Much like other networks, you can see personal profile details are up here on the top left of the page...you can edit or add to them any time you like. Everyone joins as an individual and then you can create a company page for any of the companies that you've worked for. Here's one for Leafwire.

Also similar to many other social and business networks, on our homepage there's a big emphasis on news feed. This is 100% user generated. Members are constantly posting the latest cannabis news, information about industry events, asking questions in regard to challenges their business may be facing, or simply promoting their own products and services.

In the left rail over here, you can see we have the trending topics – this is where we pull the most popular posts each day and put them here so it's easy for members to find the most popular posts.

On a daily basis, at least on the weekdays, we usually have between 1,000 - 2,000 unique users on the web site.

In addition to posting, members can like things, they can comment, and they can connect with each other. You can connect with Leafwire members by sending a connection Request. Since launch we've had over 700,000 Connection Requests sent by Leafwire Members to other members.

In the bottom left here, you can see we have a Grow Your Network section, where we recommend Connections based on a variety of factors such as the number of connections in common, location, job level, sector within the cannabis industry and several other factors.

If you want to see your Connections, you can click here and click find more connections. These are all recommended connections. You can see that these are all members being recommended to me. I can click on my connections – this will show all the people I've already connected with. I currently have more than 8,000 connections.

We also have an Events Tab where members can post webinars or virtual events -- free of charge.

Oftentimes there are special offers for Leafwire Members. For example, here, I think there's one here for the CBD show, Ganjactivist.com workshop, 10% off.

We also have a Training Tab for members who want to get a little extra education or certification, to make it more likely they'll get that next job in cannabis. We partnered with GreenFlower media – they're one of the leaders in cannabis education and Leafwire members currently get 10% all of their classes.

We also have a Marketplace where companies can pay a monthly fee to get extra promotion for their products. On the marketplace we have companies ranging from insurance companies, CBD brands, payroll companies, Lighting companies and lots more. You can search by category or location and companies pay a monthly fee for these listings.

And we also have a job board. There's about 1,100 open cannabis and hemp jobs on the job board and you can search in different categories, ranging from accounting to marketing to operations. You can search by location you can search by category. For example, if we search by Chicago...find jobs...yes these are all Chicago. You can see the diversity of jobs available, for example there a graphic designer for Green Thumb Industries, there's a food and beverage scientist for Cresco Labs, production designed, manager of external reporting...among many others. Companies pay a monthly fee for job listings.

Now back to the main page - the Newsfeed and this is where most people spend the majority of their time on the site on a daily basis.

And I hope you found this helpful. I would highly encourage you to come join the site and create your free profile and spend some time clicking around the platform. And I'd personally love to connect with you.

See you on Leafwire. Thanks.

Montel Williams Interviews Leafwire CEO, Peter Vogel
https://www.youtube.com/watch?v=ezQVGVWoVdw&feature=emb_title

Montel Williams
Hey guys Montel here and welcome to this edition of Let's be blunt with Montel. I'm so excited to have my guest today Mr. Peter Vogel, who's the CEO and co-founder of Leafwire. I'm especially excited to be chatting with Peter because, you know, I've been using Leafwire now for over a year to help promote my weekly podcast, which is Let's be blunt with Montel and I found it to be really effective, especially with sharing our message with so many likeminded folks who share a passion for the business of cannabis. So, Peter, thank you so much for being with us today.

Peter Vogel
Thank you, Montel. And it's an honor to be on with you. I've been a fan for decades and love all the stuff you guys are doing with the last prisoner project and Marijuana Policy Project. And so, thank you for all the all the work you and your team have done.

Montel Williams

Oh, no, thank you, sir. Now we're gonna stay at it as hard as we can to make sure that, you know, we beat home the message that people need to understand that though, you know, we're talking about cannabis and multiple different ways, especially when you're talking about looking at cannabis...and right now, we have four states that are considering an adult use and medical programs in their states, it's time for people to recognize the fact that we need to come behind this industry. And I'm thinking that Leafwire is one of the best platforms to do it with get more people behind the industry, to let people know that there's been no other initiative in the country, that's taken as many states as cannabis has to pass laws where the rest of the nation doesn't jump aboard. And so I think that the more and more of us that have an opportunity to reach out and interact together on you know, a platform like yours... Leafwire gives us that platform to do that in, I think we'll get more and more people who are really working as true advocates to make sure that patients like me and other people have true access to efficacious medication, and those who just want to make a choice about the lifestyle in which they live have the opportunity to do that. So, thank you for your time.

Peter Vogel
Thank you. It's exciting times right now with the upcoming election. So, we may see some big changes.

Montel Williams
We're gonna keep our fingers crossed and I'm hoping again, it's platforms like yours, where we can have discussions and make people understand that no matter which candidate gets elected, we have a lot of work to do because you know me for those who are Biden supporters, they need to understand it that the Vice President Biden isn't necessarily the most educated person in our space. And he needs some additional education. Neither was Kamala Harris, they both need to get out of this idea that let's just decriminalize. Let's go on the schedule. Let's turn this into the nutraceutical, if you will, that it should have been all along. So again, thank you so much for what you're doing and giving us a platform to do this with. Let's go back for a second, why don't you tell me what led you to build a platform like Leafwire?

Peter Vogel
Great question. A couple years back in the end of 2017/2018, our team was looking at the industry and there just wasn't really a great place where the cannabis business industry could connect up in line, share news articles, promote industry events, you know, ask each other questions, find employees, business partners, and really just network. So, we looked at that we saw this really large space and thought we had an opportunity to build something for that problem.

Montel Williams
Great. So, who are your typical customers or who are your typical users of Leafwire?

Peter Vogel
So, we intentionally serve the entire cannabis business industry. So, both the plant touching companies those are the companies that are typically the growers, the dispensaries, the extractors, people who are actually touching the plant and have to be licensed by the states. But then also there's a huge side of the industry that often gets forgotten when people from outside of cannabis are thinking about the industry is the ancillary companies or the non-plant touching companies. And that is everything from payment processing, to packaging, to lighting, to fertilizer, to lawyers, to HR companies, to investors.... So, we have a little bit of everything on Leafwire, we have everyone from the growers all the way to people working in the dispensaries to the investors to people making CBD brands...So, it really runs the gamut of the entire CBD and hemp industry. We've seen a lot more increase in interest in hemp over the last year.

Montel Williams

And like, you know, what are most people posting on your site? Do they post the advertisement for people to come and check them out? Or do they post you know, invitations to get more information...what do we see being posted?

Peter Vogel

It's really a very broad spectrum. You of course have people who are on their promoting their own product launches, you know, a new CBD brand...new tincture. You have people on their promoting new stories of people talking about states that are legalizing. A lot of people post about the science of cannabis. So they're asking about specific terpenes, cannabinoids... people are talking about discoveries that are being made or scientific studies. Webinars are huge right now, of course, because with events being on pause there, oh, it seems like almost everyone is hosting some sort of virtual event or webinar these days. And we get that posted quite a bit and...

Montel Williams

Sorry, I'm sorry, people, people are posting the advertisements for their webinars, are they actually doing webinars on your Leafwire site?

Peter Vogel

So, they're posting essentially advertisements for them to get people to come register and sign up for them. We also do have an Events tab on Leafwire, where people can post their webinars and events free of charge. And if you go on there, at any point, there's probably 40-50 events and webinars that are posted on their stretching, you know, well out into 2021.

Montel Williams

Right, that's right now, what do you been hearing back from the community, what's been the response?

Peter Vogel

So, I think that the best way to look at the responses just, you know, look looking at the numbers. So since we launched, we've had about 35,000 people join and create profiles, and so much like a Facebook or LinkedIn, you join as an individual, and you can add on your company's professional experience. So 35,000, individual people have added about 15,000 company profiles. So that's representing all different aspects of the cannabis and hemp industries. And another kind of interesting number to shares, is that we get an average day, usually between 1000 to 2000 people on the platform. So those are individual unique people that are on there posting, liking, commenting, and we also have connection requests. So, if you just like you want to build your network, you can request for people to get connected with you. And since we launched, we've had a little over 700,000 connection requests sent across the platform. And I think what's even more powerful number is that 45% of those are, have been accepted. So, it's a group of people that are not just coming and passively using the site, people are actually sending out connection requests, posting, communicating, you know, and really engaging with each other.

Montel Williams

Well, I'm not playing devil's advocate, but I'm guessing this serious question. I mean, what's the stop people from using LinkedIn to do the same thing?

Peter Vogel

Right, that's a great question, we get up all the time, of course. So, there's two primary reasons that LinkedIn is not really the solution for the industry. One is just its sheer scale. So, LinkedIn has 660 million people on it, representing every single industry in the entire world. So it's really hard to get a focus, if you're in the cannabis industry, and you really want to hear about cannabis news, events, science, etc. it's really hard to get a focus on that with anything of that scale. So that's one reason is just the focus. And second is that there still is, you know, a lot of stigma around cannabis. And we actually did a survey, only four. And 68% of our respondents who use LinkedIn regularly told us that they don't put very detailed or thorough descriptions of their cannabis jobs or experiences on LinkedIn...and I think the reason is that not everyone.... it's still illegal, you know, in 60-70% of the states recreationally and everyone is connected to people on LinkedIn, who some may not approve of cannabis, or they live in a state where it's not legal...so it still is very much up in the air where we find that people want to have kind of that safe space, that they feel like they can talk about cannabis, they can ask questions, and they're not gonna be judged.

Montel Williams
Okay, all right. Well, but I mean, right now, I mean, I think people should, you know, number one, go ahead and I encourage them to sign up for Leafwire in the join today. And you can connect with me and you'll see all my posts about my latest news blogs every single week. And I'd love to share with you know, one of the things that we really believe in here is education, education, education, and all of the aspects that go along with that with this plan. I strongly believe that Leafwire has been a really valuable tool to connect to so many people in the cannabis community and continue to be valuable to supporting the efforts of education. And I think that's probably the one thing that's holding us this entire industry back a little bit is that we spend so much time and again, what's great about Leafwire is a b2b initiative, but at the same time, it's also b2c because, you know, consumers can go up on there and get the information that they're looking for. And that's what we have to start doing. We've got to start educating the consumers out there and make sure that they know that they have a viable alternative. So, I can't thank you enough Pete for being a part of Let's be blunt with Montel.

Peter Vogel 11:29
Thank you. Come onto Leafwire join and I'd be happy to connect with everyone.

Montel Williams 11:38
And it's really just as simple as possible. Right? Just go to Leafwire.com, click the button, and bing you're in.

Peter Vogel 11:43
Yeah, it's a free profile. You can come in use almost all of the functions on Leafwire completely free of charge.

Montel Williams 11:51
There you go. Thank you so much again. Now we've been talking to Mr. Peter Vogel. He is the CEO and co-founder of Leafwire and you need to make sure you try your best to join today. Thanks so much, Peter. I'll be seeing you around. Take care yourself. Stay safe, stay healthy, and keep doing what you do.

Peter Vogel 12:07
Thank you, you as well.

Montel Williams 12:09
Absolutely, sir.

Montel tells us what he loves about Leafwire

https://www.youtube.com/watch?v=lb5ev2vhIyI&feature=youtu.be

Hi, Montel Williams. I'm the host of the cannabis podcast, Let's be blunt with Montel, and the founder of Lens of Scientific, a cannabis product company. I've been a member of Leafwire now for almost a year and I've always found it to be full of passionate cannabis industry professionals who are very serious about the business of cannabis. This is truly an unbelievable group of people who come together on Leafwire because they believe in the mission of the plant, but they also are committed to running successful cannabis businesses to support the industry as a whole. I've always said that education is the key to people's understanding of this amazing plant. And it's constantly changing industry platforms like Leafwire, that provide a safe place for our community to share that education...stay on top of the latest greatest science and support each other. Come by and check out Leafwire. I'll be happy to connect with you.

Franny tells us what she loves about Leafwire

https://www.youtube.com/watch?v=CEq456bXG5c

Hi, I'm Franny Tacy from Franny's pharmacy. I am the founder, owner, executive and visionary for the company. We started working with Leafwire over a year ago, we had joined them as just a client and then we ended up using them for advertising and email blast and have really developed way beyond any normal business interactions that we have, which are a lot. They have become strategic partners and collaborators for Franny's pharmacy. And we've used them for paid advertising email blast, and it has returned us money and start engine campaigns and wholesale accounts and very valued customers so highly recommend partnering with them and us.

Parul tells us what he loves about Leafwire

https://www.youtube.com/watch?v=O9-HUBmwEII

Hello. This is Parul Jaggy from cannabusiness resources. We're a direct lending company based out of New York City and we provide secured unsecured and non-dilutive financing to private and public companies nationwide in the cannabis, hemp and CBD industry. The reason we love using Leafwire is that it's a central hub that's dedicated to the cannabis industry, we're able to directly communicate with industry leaders, and really connect at a deeper level that other platforms are unable to offer. We continue to use Leafwire on a daily basis for messaging clients, connecting with investors and staying up to date with the latest news in the industry. We can't wait to keep utilizing Leafwire to its full capabilities and we recommend that anyone that's watching this video to create an account and really get involved with the community because that's I think one of the best part about Leafwire that it's not just a platform. It's a community. Thank you.

Rosie tells us what she loves about Leafwire

https://www.youtube.com/watch?v=N-pzGpvu7po&feature=youtu.be

Hi, I'm Rosie Mattio. I'm founder MATTIO communications. We're a leading strategic communications agency focused in New York City and specialized in cannabis. I've been using Leafwire since the beginning, it's been a great way to connect with other entrepreneurs in the space, help us find leads for employees and also the content that Peter puts out has been excellent. I've been a guest on the podcast and it's really helped us with lead gen. And it's great to connect with others in the industry through their platform for our entire agency. It's been a huge value. And we're real ly excited to watch their continued growth and be a part of that.

Anuj tells us what he loves about Leafwire

https://www.youtube.com/watch?v=B089Rdy8sm4&feature=youtu.be

Hi, my name is Anuj Desai. I am the host of a podcast called the Cannabis Conversation. I'm based in London, and the podcast is a business focused podcast about the cannabis industry with a European perspective. I regularly share my new podcasts on Leafwire. It's been great for me to speak to a different audience, more North American one. I've made some great connections. And I've managed to bag a couple of podcast guests out of it, including the great man himself, Peter Vogel, who's very kind enough to spend some time on the show but also has been really helpful in introducing me to new people and guests. And I'm big supporter of what Peter's doing. I think it's a great idea to have before and I look forward to expanding my commercial and legal practice through making more connections on Leafwire. All the best Peter and good luck.

Jeff tells us what he loves about Leafwire

https://www.youtube.com/watch?v=lW5KcXf7F0E&feature=youtu.be

Hi, I'm Jeff Maitres, Managing Director of Network Ventures investor on Leafwire. I invest in Leafwire because of the growth the cannabis industry and the huge opportunity to build an online network connecting industry players they look to learn about the space and grow their business. My fund invests in companies building network effects, and Leafwire is a great example of that. As Leafwire membership grows, the network becomes stronger and brings more value to users. This builds a barrier to entry for potential competitors. I've known Peter for several years now and Peter and Marc have done a great job in building the business with relatively little capital to date. With this round of capital, I'm looking forward to the company investing in this growth and adding features to make the network even more powerful for its members.

Cynthia tells us what she loves about Leafwire

https://www.youtube.com/watch?v=pt8L3VnHeX4&feature=youtu.be

My name is Cynthia Salarizadeh and I live in Los Angeles, California. I have been using Leafwire for at least two years now. I find it to be a staple within the industry. I benefit from it on several levels. I'm the co-founder of Green Market Report. And every time we publish a story, we like to publish it within the Leafwire news feed to generate additional views -- that's been really helpful for us. In addition, I also uploaded one of my companies during a financial raise, and it generated lead after lead and these were solid contacts – they assisted me with my financial raise, I would recommend this platform to anyone or just about anyone, at least in cannabis. And I find it to be one of the most important pieces as part as far as technology and networking to our industry.

Curt tells us what he loves about Leafwire

https://www.youtube.com/watch?v=R8jABxGFyfM&feature=youtu.be

Hey everybody, this is Curt Dalton with cannabis.net. I just want to give a big shout out to Peter, who does a great job at Leafwire. It's a tremendously valuable site for the cannabis industry, especially going into legalization, we could see things change drastically in the next six to 18 months. And a site like Leafwire -- a "LinkedIn" exclusively for the cannabis industry has been a great source of connections, a great source of content, and a way for the industry to kind of come together without worrying about the stigmas that maybe other social networking sites have. So, I entirely encourage people to look into it. It's going to be a site that's becoming more and more important each day, and there's no better time than now to get in on a ground floor investment. Good luck, Peter.

Jimmy tells us what he loves about Leafwire

https://www.youtube.com/watch?v=KsyYWmDqX28&feature=youtu.be

Live from the studios of pro cannabis media. I'm Jimmy Young, located right outside of Boston, Massachusetts, where I had a 40-year career in commercial media as a sportscaster and a talk show host. Now I'm building the voice of cannabis. And where would I find great people from the cannabis industry? Of course, on Leafwire, and they've grown from just 6000 to tenfold. And that's why I work with Leafwire we find great interview guests; we find partners on there. In fact, he's got great partners MJ biz daily and flower hire. If you're going to be in the cannabis industry, you have to use Leafwire because of the referral process that they offer you. That's what you want when you're building a business, especially in an emerging business, like the cannabis industry. You know, this industry is growing like a weed and you've got to sign up on Leafwire so you too can share in all of our success.

Marion tells us what he loves about Leafwire
https://www.youtube.com/watch?v=HS4zFqkhMMk&feature=youtu.be
My name is Marion, and I'm the CEO and co-founder of Simplify, a leading regulatory and operational compliance company for the cannabis industry. I'm also an investor and board member on Leafwire. Cannabis industry's largest network. And today I'm excited to talk a little bit more about Leafwire. As a board member. I have been extremely impressed by the way Peter and Mark and the team over at Leafwire have died the company to such wonderful growth in terms of content users. I myself as an investor in the cannabis space, and as the CEO of Simplify, use it often as a way to find strategic partners, employees and even investment opportunities. And I am really excited to see the next phase of what's happening with Leafwire and hope you will join us. Thank you.

Jeanne tells us what she loves about Leafwire
https://www.youtube.com/watch?v=nJt-2KVBs0k&feature=youtu.be
I am Jeanne Sullivan. And I live in New York City. I am part of the ArcView team and a co-founder of the ArcView collective fund. I signed up for Leafwire quite a while ago, but just recently filled up my profile and guess what happened. I heard from all kinds of people and companies, which is just what I wanted. I want to hear from companies looking for great investments. I want to hear about resources and people where I may connect other investors and more. That's important to me. I was one of the earliest people on LinkedIn. So, I believe in community. Come join us on Leafwire.

Ellen tells us what she loves about Leafwire
https://www.youtube.com/watch?v=N-J8GH9YDJE&feature=youtu.be
My name is Ellen Mellody. I'm the chief strategist of MATTIO communications, a strategic communications and branding firm that represents more than 50 cannabis companies in the space. As a longtime strategist and someone who has worked at fortune 50s in the White House and on presidential campaigns and has been in the cannabis space since 2013...I work on a daily basis with a lot of the top publicly traded companies, multi state providers and investment firms. As a Leafwire daily user, what I can say is that the platform really sets a new standard for how networking is done in the space. Not only do I use Leafwire to keep a firm pulse on the zeitgeist, stay on top of news, but I also use it to network and talk with a lot of the industry's top decision makers, founders and entrepreneurs. It's been enormously helpful in terms of bringing in new business and identifying new business and it's a tool that I rely on every day and frankly could not live without.

Rachelle tells us what she loves about Leafwire
https://www.youtube.com/watch?v=VOerFlcVahA&feature=youtu.be
Hi, my name is Rochelle Gordon, I'm a freelance writer and journalist in the cannabis space, Leafwire has been really crucial to my business. It's a great way to network. It's a great way to share my content and

my services with the industry. And to stay up to date on what's going on, and how deal flow is progressing. It's been a really fantastic source of information and connection for me in my career. I really look forward to seeing where the platform goes, I know that the majority of the industry is in it. And as soon as legalization happens, I think that it could be a really huge resource for the industry at large to stay connected. It's a really valuable tool as an asset to me personally, and I'm excited to engage with it. I'm probably on there several times a week. I've received several great connections and yeah, looking forward to seeing where it goes next.

Amy tells us what she loves about Leafwire

https://www.youtube.com/watch?v=KBJfM0gPqMM&list=PLmG0xLZYX9jTKGGeJEJL0o_aOvWpSbqIT

Hi, I'm Amy Donohue. I have been a member of Leafwire for over a year now. I stumbled upon it and never left. I was looking for a professional business platform for the cannabis industry. I've been on LinkedIn for many, many years. I have many great connections there. But it's really hard for me to weed through everybody, pun intended, to find my target, which is cannabis businesses. I'm a business advisor and social media consultant. So, Leafwire gives me the opportunity to home in on my target. It also gives me news, up to date news, people post stuff as it happens there. And it's great to see legalization efforts from around the world because being in Arizona and the United States, we're so focused on what's going on here...we don't always know the efforts going on around the world. So, with hemp and cannabis and psilocybin. It's great for me to keep up to date on the news when it comes to the cannabis industry.